Exhibit 1
FOR IMMEDIATE RELEASE

Craig M. Hammett - Vice President, Chief Financial Officer   402-341-4500
Jeffrey S. Laudin - Manager, Investor Relations              402-341-4500

  CalEnergy Confirms Status of Geothermal Projects in Indonesia and Existing Construction Schedule Unchanged

     Omaha, NE, September 24, 1997: CalEnergy Company, Inc. ("CalEnergy") (NYSE, PSE, and LSE Symbol: CE) announced today that its planned operations in Indonesia should not be affected by recent announcements by the government of Indonesia regarding the possible delay of private power projects due to recent fluctuations in the value of the Indonesian currency. On September 20, 1997, a Presidential Decree was issued in Indonesia, providing for government action to the effect that, in order to address certain recent fluctuations in the value of the Indonesia currency, the start-up dates for a number of private power projects would be: (i) continued according to their initial schedule (because construction process was underway),
(ii) postponed as to their start-up dates (because they are not yet in progress) until economic conditions have recovered, or
(iii) reviewed with a view to being continued, postponed or rescheduled, depending on the status of those projects.

     "We have confirmed with the Indonesian government that the government's proposed delay in the start-up dates of certain private power projects will not impact the construction schedule for our existing projects at Dieng, Patuha and Bali which have already commenced well drilling, construction related work or for which financing has been arranged. Dieng Units 1, 2 and 3, Patuha Units 1 and 2 and Bali Units 1 and 2 fall into this category," stated Don O'Shei, Jr., President and Chief Operating Officer of CalEnergy, Asia.

     "Moreover, the existing construction build-out schedule for the later units (Dieng Unit 4, Patuha Units 3 and 4 and Bali Units 3 and 4) should not be impacted by any proposed delay since these units were not scheduled to commence construction until after 1998 in any event. In this regard, the Company notes that, unlike certain other private power contracts, the Company's contracts and government undertakings for the Dieng, Patuha and Bali projects do not by their terms permit any delays by the government and the Indonesian government has confirmed that it intends to fully honor all existing obligations. Moreover, given Indonesia's demonstrated need for power and its emphasis on maintaining sufficient amounts of oil for export, the Company's geothermal projects are significantly advantaged by their indigenous fuel source," Mr. O'Shei stated.

     "These Indonesian projects, as is the case with all our Asian projects, are paid in U.S. dollars and carry political risk insurance for our equity investment," said David L. Sokol, Chairman and Chief Executive Officer. "We believe our projects continue to set a good example of how the public and private sectors can work together to develop infrastructure projects and we are very pleased with the support we have received from the Republic of Indonesia."

      CalEnergy, which manages and owns interests in over 5,000 net MW of power generation facilities in operation, construction and development worldwide, currently operates 20 generating facilities and also supplies and distributes electricity to 1.5 million customers.